Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

9 July 2014

PRIMA BIOMED APPOINTS NEW CHIEF EXECUTIVE OFFICER

SYDNEY, AUSTRALIA - The Board of Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, “the Company”) announces that Marc Voigt has today been appointed as Chief Executive Officer of Prima. Mr Voigt, Prima’s Chief Business Officer and Chief Financial Officer as well as General Manager of the Company’s European Operations, replaces US based Matthew Lehman who will step down from the Board but remain as an adviser to the Company to facilitate an orderly transition.

The decision follows the Company’s recent shift in its operational focus to Europe, where its clinical trials and manufacturing of CVac have been centralised to generate cost savings and enhance operational efficiencies. The Company’s European manufacturing facility is based in Leipzig, Germany where Prima benefits from a significant funding grant from the Saxony Development Bank to carry out its CVac development program in Europe.

Chair of the Board of Prima, Lucy Turnbull AO said:

“The Board of Prima thanks Matt Lehman for his contribution as CEO since 2012, and before that, for his work as Chief Operating Officer since 2010. In that time, he has overseen the scaling up of Prima’s operations, especially its capacity to conduct robust and comparable multi-site manufacturing of CVac, and autologous cellular therapies. With the Company’s manufacturing and clinical operations now centralised in Europe, the Board considers that it is prudent and sensible for its CEO to be located there.

“Marc has done a tremendous job over the past three years as the head of our European Operations, which he knows extremely well, and has forged strong relationships within the European medical industry. As CBO and CFO Marc has an excellent knowledge of both the operational and financial aspects of the business and he has a strong investment and transactional background within the biotechnology sector. Based in Germany, he is ideally placed to assume the responsibilities as CEO and the Board looks forward to working more closely with him.”

Following his appointment as CEO, Marc Voigt will join the Prima Board as an Executive Director.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au     ABN: 90 009 237 889

Marc Voigt biography

Marc has more than 16 years of experience in the financial and biotech industry, having joined the Prima team in 2011 as the General Manager, European Operations based in Berlin, Germany.

In May 2012, he became Prima’s Chief Business Officer and in November 2012 its Chief Financial Officer, as well as continuing to focus on its European operations. Having started his career at the Allianz Group working in pension insurances and funds, he moved to net.IPO AG, a publicly-listed boutique investment bank in Frankfurt where he was focused on IPOs and venture capital investments.

Marc then worked for a number of years as an investment manager for a midsize venture capital fund based in Berlin, specialising in healthcare. He also gained considerable operational experience while serving in different management roles with Revotar Biopharmaceuticals, Caprotec Bioanalytics and Medical Enzymes AG respectfully, where he handled several successful licensing transactions and financing rounds.

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized immunocellular therapeutic products for the treatment of cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au

For further information please contact:

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au     ABN: 90 009 237 889